SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES

13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

Tennenbaum Opportunities Fund V, LLC

(Name of Issuer)

Common Stock ($0.001 par value)

(Title of Class of Securities)

880395108

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Kemper Corporation 95-4255452
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,082.25244
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,082.25244
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,082.25244
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.05%
12.	TYPE OF REPORTING PERSON* HC, CO

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Trinity Universal Insurance Company 75-0620550
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,541.12622
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,541.12622
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,541.12622
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.52%
12.	TYPE OF REPORTING PERSON* IC/CO

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). United Insurance Company of America 36-1896670
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,541.12622
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,541.12622
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,541.12622
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.52%
12.	TYPE OF REPORTING PERSON* IC/CO

Item 1(a).	Name of Issuer:

Tennenbaum Opportunities Fund V, LLC

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2951 28th Street, Suite 1000

Santa Monica, CA 90405

Item 2(a).	Name of Person Filing:

Kemper Corporation

Trinity Universal Insurance Company

United Insurance Company of America

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal office of Kemper Corporation and United Insurance Company of America is:

One East Wacker Drive

Chicago, Illinois 60601

The address of the principal office of Trinity Universal Insurance Company is:

12790 Merit Drive, Suite 400

Dallas, TX 75251

Item 2(c).	Citizenship:

See Item 4 of each cover page.

Item 2(d).	Title of Class of Securities:

Common Shares of Issuer

Item 2(e).	CUSIP Number:

880395108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☒	Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of each cover page.

(b)	Percent of class: See Item 11 of each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or direct the disposition of: See Item 8 of each cover page.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

The subsidiaries of Kemper Corporation that acquired the Common Shares are Trinity Universal Insurance Company and United Insurance Company of America.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2013
Date

KEMPER CORPORATION

By:	/s/ JOHN M. BOSCHELLI
Name: John M. Boschelli
Title: Vice President and Chief Investment Officer

TRINITY UNIVERSAL INSURANCE COMPANY

By:	/s/ JOHN M. BOSCHELLI
Name: John M. Boschelli
Title: Assistant Treasurer

UNITED INSURANCE COMPANY OF AMERICA

By:	/s/ JOHN M. BOSCHELLI
Name: John M. Boschelli
Title: Assistant Treasurer

EXHIBITS

Exhibit Number	Title

1	Joint Filing Agreement

EXHIBIT 1

JOINT FILING AGREEMENT

This will confirm the agreement by each of the undersigned to the joint filing of Amendment No. 1 to the Schedule 13G previously filed on its behalf, as well as all subsequent amendments to such Schedule 13G, with respect to the ownership of the common shares of Tennenbaum Opportunities Fund V, LLC, in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

February 14, 2013
Date

KEMPER CORPORATION

By:	/s/ JOHN M. BOSCHELLI
Name: John M. Boschelli
Title: Vice President and Chief Investment Officer

TRINITY UNIVERSAL INSURANCE COMPANY

By:	/s/ JOHN M. BOSCHELLI
Name: John M. Boschelli
Title: Assistant Treasurer

UNITED INSURANCE COMPANY OF AMERICA

By:	/s/ JOHN M. BOSCHELLI
Name: John M. Boschelli
Title: Assistant Treasurer